UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07005450

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interpacific Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2623 Second Avenue
(No. and Street)

PROCESSED

Seattle (City) WA (State) 98121-1294 (Zip Code)

MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Lundgren 206-269-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Falco Sult & Company, P.S.
(Name – *if individual, state last, first, middle name*)

16150 NE 85th Street, Ste 203 (Address) Redmond (City) WA (State) 98052 (Zip Code)


RECEIVED
MAR 0 1 2007
202
WASH, D.C.
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Kline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interpacific Investors Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP

Title

Notary Public



TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2008
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

February 20, 2006

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying statements of financial condition of Interpacific Investors Services, Inc. as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the fifteen month period beginning October 1, 2005 and ending December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the fifteen month period beginning October 1, 2005 and ending December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

FalcoSult & Company, P.S.

16150 NE 85th St., Ste 203 Redmond, Washington 98052 T 425.883.3111 F 425.861.4658 www.falcosult.com

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers and dealers	$ 1,565,762
Payable to affiliates	576,548
Commissions payable	44,407
Securities sold, not yet purchased, at market value	4,800
Accounts payable, accrued expenses, and other liabilities	59,436
Total current liabilities	2,250,953
Commitments and contingent liabilities:	-
Stockholder's equity:	
Common stock, Class "A" voting, $ .10 par value, 500,000 shares authorized, 52,541 shares issued and outstanding	5,254
Capital in excess of par value	2,577,540
Accumulated deficit	(1,576,784)
	1,006,010
	$ 3,256,963

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statement of Income

For the Fifteen Month Period Beginning October 1, 2005 and Ending December 31, 2006

Revenues:	
Trading and commission income	$ 1,155,860
Interest income	722,042
Other income	10,007
Total revenues	1,887,909
Expenses:	
Commission expense	977,191
Office salaries	254,145
Payroll taxes and employment benefits	55,864
Rent	76,629
Office expense, data processing and miscellaneous	53,797
Promotion, travel and entertainment	4,329
Professional fees	26,721
Business taxes, fees and licenses	34,545
Insurance and bonds	20,283
Telephone	6,156
Clearing fees	91,807
Interest	138,208
Total expenses	1,739,675
Net income before income taxes	148,234
Income tax benefit	14,000
Net income	$ 162,234

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the Fifteen Month Period Beginning October 1, 2005 and Ending December 31, 2006

	Common Stock		Capital in		Total
	Number of Shares	Amount	Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance - September 30, 2005	52,541	$ 5,254	$ 2,577,540	$ (1,739,018)	$ 843,776
Net income	-	-	-	162,234	162,234
Balance - December 31, 2006	52,541	$ 5,254	$ 2,577,540	$ (1,576,784)	$ 1,006,010

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statement of Cash Flows

For the Fifteen Month Period Beginning October 1, 2005 and Ending December 31, 2006

Cash flows from operating activities:	
Net income	$ 162,234
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Receivables	(59,749)
Inventory	(1,641,562)
Prepaid expenses and deposits	9,189
Miscellaneous receivables	(4,976)
Deferred tax assets	(14,000)
Increase (decrease) in operating liabilities:	
Payable to broker	1,252,114
Commissions payable	(16,961)
Accounts payable and accruals	(3,290)
Securities sold	-
Net cash used by operating activities	(317,001)
Cash flows from investing activities:	
Proceeds from loans from affiliates	2,218,714
Payments of loans from affiliates	(1,900,948)
Net cash provided by investing activities	317,766
Cash flows from financing activities:	-
Increase in cash	765
Cash and cash equivalents at beginning of year	113,714
Cash and cash equivalents at end of year	$ 114,479
Supplemental cash flows disclosures:	
Interest paid	$ 113,584

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.
Notes to Financial Statements
December 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Interpacific Investors Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of operations

The Company is a securities dealer trading securities for customers through independent sales representatives and trading securities in its own name for its own benefit. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Accounting method

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Securities transactions of the Company are recorded on a settlement date basis.

Securities

Marketable securities are valued at the lower of cost or market and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Income taxes

Deferred income taxes result from unrealized gains or losses in the market values of investment and trading securities and from the carryforward of net operating losses.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all cash on hand, cash on deposit, and cash invested in financial instruments with an original maturity date of three months or less to be cash and cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

As of December 31, 2006, net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 was approximately $ 725,475 and minimum net capital required under the rule was $100,000 for December 31, 2006.

The net capital rule prohibits a broker or dealer from engaging in any securities transactions at a time when aggregate indebtedness to all other persons exceeds fifteen times its net capital. The ratio of aggregate indebtedness to net capital was approximately 0.01 to 1 as of December 31, 2006.

NOTE 3 – TRADING SECURITIES OWNED

Trading securities owned consist of the following:

Municipal bonds	$	190,150
Corporate bonds		1,878,881
Corporate stocks		1,928
	$	2,070,959

NOTE 4 – COMMITMENTS

At December 31, 2006, the Company is obligated under leases for office space as follows: A month-to-month lease commenced April 1, 2000, with monthly lease payments of $5,104. The lease is with an affiliated corporation.

Rent expense for leased space for the fifteen month period beginning October 1, 2005 and ending December 31, 2006 was $76,629.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is affiliated with numerous other companies through common control and stock ownership. The amount due to affiliates at December 31, 2006 is $576,548. The amount receivable from affiliates is $0.

Affiliate receivables consist of non-interest bearing open account balances. Affiliate payables accrued interest at rates that ranged from 4.65% to 5.02% per annum.

NOTE 6 – INCOME TAXES

The Company records income tax consequences in accordance with FAS No. 109, "Accounting for Income Taxes." Under provisions of FAS No. 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

For the fifteen month period beginning October 1, 2005 and ending December 31, 2006, the Company's income tax expense computed at the statutory rate differs from the amount of the income and expenses recorded on the financial statements due to non-reportable income and expenses, such as municipal bond interest and unrealized gain or loss on investments and trading securities.

At December 31, 2006, deferred tax assets and liabilities consist of the following:

Net operating loss carry forwards	$ 506,000
Valuation allowance	(354,000)
	$ 152,000

The Company has established a valuation allowance because uncertainty exists with respect to future realization of deferred tax assets. The net change to the valuation allowance for the fifteen month period beginning October 1, 2005 and ending December 31, 2006 was $32,000.

Federal income tax benefit totaled $14,000 for the fifteen month period beginning October 1, 2005 and ending December 31, 2006

NOTE 6 – INCOME TAXES (continued)

As of December 31, 2006, the company has available for carry-forward to future tax years $3,035,636 of net operating losses as follows:

Date of expiration	Amount
2017	$ 320,287
2020	335,329
2021	2,068,632
2023	311,388
	$ 3,035,636

NOTE 7 – PAYABLE TO BROKERS AND DEALERS

The payable to brokers and dealers is for securities transactions and is collateralized by securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate.

NOTE 8 – SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased, consists of municipal bonds in the amount of $4,800.

* * * *

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
Interpacific Investors Services, Inc.

We have audited the accompanying financial statements of Interpacific Investors Services, Inc. as of and for the fifteen month period beginning October 1, 2005 and ending December 31, 2006 and have issued our report thereon dated February 20, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 13 to 25 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FalcoSult & Company, P.S.

16150 NE 85th St., Ste 203 Redmond, Washington 98052 T 425.883.3111 F 425.861.4658 www.falcosult.com

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: INTERPACIFIC INVESTORS SERVICE [0013]

SEC File Number: 8- 15487 [0014]

Address of Principal Place of Business: 2623 2ND AVENUE [0020]

SEATTLE [0021] WA [0022] 98121-1294 [0023]

Firm ID: 4879 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Gary J. Lundgren [0030] Phone: (212)400-7352 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

	Allowable	Non-Allowable	Total
1. Cash	111,205 [0200]		111,205 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	898,531 [0295]		
B. Other	[0300]	[0550]	898,531 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	185,350 [0418]		
B. Debt securities	1,878,880 [0419]		
C. Options	[0420]		
D. Other securities	1,928 [0424]		
E. Spot commodities	[0430]		2,066,158 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	19,722 [0535]	156,545 [0735]	176,267 [0930]
12.	**TOTAL ASSETS**	3,095,616 [0540]	156,545 [0740]	3,252,161 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	1,565,762 [1315]	1,565,762 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	616,496 [1355]	616,496 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	49,757 [1205]	[1385]	49,757 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	49,757 [1230]	2,182,258 [1450]	2,232,015 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	5,254 [1792]
C.	Additional paid-in capital	2,577,540 [1793]
D.	Retained earnings	-1,562,648 [1794]
E.	Total	1,020,146 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	1,020,146 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	3,252,161 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1. Commissions:		
a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	1,776	[3935]
b. **Commissions on listed option transactions**		[3938]
c. **All other securities commissions**	75,383	[3939]
d. **Total securities commissions**	77,159	[3940]
2. Gains or losses on firm securities trading accounts		
a. **From market making in options on a national securities exchange**		[3945]
b. **From all other trading**		[3949]
c. **Total gain (loss)**	0	[3950]
3. Gains or losses on firm securities investment accounts		[3952]
4. Profit (loss) from underwriting and selling groups		[3955]
5. Revenue from sale of investment company shares	174,596	[3970]
6. Commodities revenue		[3990]
7. Fees for account supervision, investment advisory and administrative services		[3975]
8. Other revenue	35,472	[3995]
9. Total revenue	287,227	[4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11. Other employee compensation and benefits	267,565	[4115]
12. Commissions paid to other broker-dealers		[4140]
13. Interest expense	40,143	[4075]
a. **Includes interest on accounts subject to subordination agreements** [4070]		
14. Regulatory fees and expenses	5,839	[4195]
15. Other expenses	49,880	[4100]
16. Total expenses	363,427	

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-76,200 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-76,200 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-40,220 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,020,146 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,020,146 [3500]
4.	Add:		
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
B.	**Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,020,146 [3530]
6.	Deductions and/or charges:		
A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	156,545 [3540]	
B.	**Secured demand note deficiency**	[3590]	
C.	**Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
D.	**Other deductions and/or charges**	[3610]	-156,545 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		863,601 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	**Contractual securities commitments**	[3660]	
B.	**Subordinated securities borrowings**	[3670]	
C.	**Trading and investment securities:**		

1. Exempted securities		12,594 [3735]	
2. Debt securities		108,738 [3733]	
3. Options		[3730]	
4. Other securities		289 [3734]	
D. Undue Concentration		1,997 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-123,618 [3740]
10. Net Capital			739,983 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	3,317 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	639,983 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	735,007 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			49,757 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness	49,757 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 7 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			1,096,347 [4240]
	A.	Net income (loss)		-76,200 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			1,020,147 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

INTERPACIFIC INVESTORS SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2006

Net Capital	
Total stockholder's equity qualified for net capital	$ 1,006,010
Deduction and/or changes:	
Non-allowable assets	
Prepaid expenses and deposits	3,760
Deferred tax asset	152,000
Other adjustments	786
	156,546
Net capital before haircuts on securities positions	849,464
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
C. Trading and investment securities:	
1. Exempted securities	12,594
2. Debt securities	108,738
4. Other securities	289
	121,621
D. Undue concentration	2,368
Net capital	$ 725,475
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 5,350
Accrued commissions	44,407
Total aggregate indebtedness	$ 49,757

(see independent auditors' report)

INTERPACIFIC INVESTORS SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2006

Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 100,000
Excess net capital	$ 625,475
Excess net capital at 1000%	$ 720,499
Percentage: Aggregate indebtedness to net capital	0.69%
Percentage: Aggregate indebtedness to net capital after anticipated capital withdrawals	0.69%
Reconciliation With Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2006):	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 739,983
Audit adjustments decreasing equity	(14,137)
Audit adjustments increasing undue concentrations	(371)
Net capital as computed per this schedule	$ 725,475

(see independent auditors' report)

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 20, 2007

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

In planning and performing our audit of the financial statements and supplementary information of Interpacific Investors Services, Inc. (the Company), for the fifteen month period beginning October 1, 2005 and ending December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, or comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

16150 NE 85th St., Ste 203 Redmond, Washington 98052 T 425.883.3111 F 425.861.4658 www.falcosult.com

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Falco Sult & Company, P.S.

END